UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

EARTH ENERGY RESOURCES INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Alberta, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

INTERNATIONAL LMM VENTURES CORP.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Gordon Keep, Director

International LMM Ventures Corp.

Suite 3123, Three Bentall Centre

595 Burrard Street, PO Box 49139

Vancouver, British Columbia, Canada V7X 1J1

with a copy to:

J. Brad Wiggins, Esq.

SecuritiesLawUSA, PC

1875 Century Park East, 6th Floor

Los Angeles, California 90067

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

March 17, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents

Exhibit 1.1

Notice of Annual and Special Meeting of Shareholders of Earth Energy Resources Inc. on April 8, 2011 and Information Circular and Proxy Statement with respect to the proposed amalgamation of Earth Energy Resources Inc. with International LMM Subco Ltd., a wholly-owned subsidiary of International LMM Ventures Corp.

Exhibit 1.2	Form of Proxy for Annual and Special Meeting of Shareholders of Earth Energy Resources Inc. on April 8, 2011

Item 2.     Informational Legends

The applicable legends have been included in the Information Circular and Proxy Statement.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by International LMM Ventures Corp. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

Any change in the name or address of the agent for service of process of International LMM Ventures Corp. shall be promptly communicated to the Securities and Exchange Commission by amendment to the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL LMM VENTURES CORP.

By:	/s/ Jay Sujir
Name: Jay Sujir
Title: Director
Date: April 14, 2011

EXHIBIT INDEX

Exhibit Number	Description

1.1

Notice of Annual and Special Meeting of Shareholders of Earth Energy Resources Inc. on April 8, 2011 and Information Circular and Proxy Statement with respect to the proposed amalgamation of Earth Energy Resources Inc. with International LMM Subco Ltd., a wholly-owned subsidiary of International LMM Ventures Corp.

1.2	Form of Proxy for Annual and Special Meeting of Shareholders of Earth Energy Resources Inc. on April 8, 2011